Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

July 02, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Newspaper advertisement

Pursuant to Regulation 47 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation, 2015, please find enclosed copies of newspaper advertisement regarding notice of 41st Annual General Meeting of the Company and e-voting information as published in Business Standard and Nava Telangana.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Business Standard HYDERABAD | WEDNESDAY, 2 JULY 2025

TAKE TWO 13

A dose of AI

From detecting cancer to reshaping diagnosis and treatment, artificial intelligence is changing the DNA of health care with the promise of a 'healthier human'. The second of a three-part series

SHELLEY SINGH
New Delhi, 1 July

In early 2024, Marly Garnreiter, a 27-year-old French woman, began experiencing persistent night sweats and itchy skin. Her doctors dismissed it as stress. Her blood report came back normal. Out of curiosity, she asked ChatGPT about it. The artificial intelligence (AI) chatbot suggested she might have blood cancer. Nearly a year later, in April 2025, doctors confirmed she had Hodgkin's lymphoma, a cancer that affects the lymphatic system.

Stories like Garnreiter's are making headlines repeatedly: AI catching what humans miss.

While anecdotal, they point to a shift underway in health care — one where AI doesn't replace doctors but sharpens their eyes and expands their reach. And also, frees up the time doctors and nurses spend on tasks like writing patient summaries, current patient condition, treatment plan, and so on. Discharge summaries and reports, too, are being prepared by AI and sent to patients, after a human has crosschecked them for errors.

BOTS & BEYOND
PART-II
HEALTH CARE

"The future lies in human-AI collaboration, where technology enhances our diagnostic and therapeutic capabilities," says Bharat Aggarwal, principal director, radiology services, Max Super Speciality Hospital, Saket, Delhi. The hospital chain is implementing AI in 'shadow mode', running predictions alongside human clinicians to verify accuracy before actual deployment.

"AI is reshaping the healthcare landscape at a brisk pace," says Venkatesh Krishnan, executive director, public sector, health care, education, Microsoft India and South Asia. "Globally, 79 per cent of health care and lifesciences companies are leveraging AI to drive better outcomes." In India, he says, this momentum is visible as healthcare systems navigate workforce challenges, rising patient expectations, and need for personalised care.

Apollo Hospitals is using Azure OpenAI to streamline clinical documentation audits. The national telemedicine platform, eSanjeevani, built on Microsoft Azure, has facilitated several million remote consultations — many in rural areas.

AI scores in its ability to look deeper into lab samples. Its models rely on millions of past samples trained to detect anomalies a human can miss. Be it blood tests, medical scans — X-rays, MRIs, CTs, ultrasounds — intelligent algorithms can decode patterns far more efficiently than even seasoned radiologists or pathologists. This is where AI holds its most transformative promise, revolutionising health care at an unprecedented scale.

AI is being embedded across the value chain — from early screening and diagnosis to treatment planning, nursing handovers, medical sales, and remote consultations.

Vipin Gudwani, global leader, health care and manufacturing, AIonOS, says, "The goal eventually is how AI can help drive us towards a 'healthier human'." Rather than just treatment or cures, this shift towards well-being will focus on prevention, faster clinical trials for new medicines and personalised AI advice, he adds. AIonOS is a Noida-based startup founded by former Tech Mahindra CEO CP Gurnani and InterGlobe's Rahul Bhatia.

Seeing what humans can't

Health care has long been data-rich but insight-poor. Hospitals generate mountains of lab reports and clinical notes — but distilling those into actionable insight has been a challenge.

Now, AI-powered large language models (LLMs) trained on millions of anonymised health records are bridging that gap.

For instance, an LLM can scan a patient's blood test and detect subtle patterns across cholesterol, glucose and inflammatory markers that might suggest early-stage cardiovascular disease — patterns that wouldn't necessarily raise red flags in isolation. This gives doctors an advanced early-warning system, transforming routine diagnostics into proactive care.

Take radiology. AI, trained on millions of images, can spot a nodule the size of a pencil tip and even predict if it's malignant or benign.

At Max Hospitals, AI embedded in bedside portable X-ray machines (used in critical-care situations) flags signs of pneumonia, pneumothorax (leaking air in the lungs), or fluid accumulation in the lungs. "AI tools act as pre-readers," says Aggarwal.

All new medical machines (including X-ray, CT scanners, MRI, ultrasound) that Max is buying include an embedded AI reconstruction model and computer vision-based AI to interpret the patient's medical condition in real time.

"Any alert given by AI is validated and vetted by a radiologist, without which treatment is not given," Aggarwal says, adding, "AI is assisting but not entirely replacing the opinion of a human expert."

Healthcare professionals have been slow to shift to tech tools, but the Covid-19 pandemic has changed that. AI tools helped identify people at risk of getting infected and also speeded up vaccine development to fight the virus.

"During Covid, people realised that without tech, they were struggling to provide healthcare services," says Ankur Dhandharia, health care partner, EY-Parthenon India. That, he adds, helped accelerate the adoption of tech — "both in the backend (administrative work) and frontend (patient care), but tech budgets for hospitals remain small — around 0.5 per cent of the revenue."

Now, some of the early gains (in speeding up services) are prompting a wider use of AI across hospitals — to detect tuberculosis, oral cancer, and fractures — especially in underserved areas where specialists are scarce.

For instance, the Ministry of Health and Family Welfare is leveraging AI to improve public health services across India. AI tools for diabetic retinopathy identification, an abnormal chest X-ray classifier model, and various other medical conditions are in early stages of development.

To your health

Where AI adds most value
- Personalised treatment
- Tailors therapies using genetic analysis
- Enables precision medicine aligned with each patient's profile

Enhanced surgical precision
- AI-assisted robotics plus real-time image guidance
- Boosts accuracy, lowers complication rates, and supports minimally invasive surgery

Predictive decision support
- Forecasts disease progression and treatment outcomes
- Helps clinicians make timely, informed choices

Workflow optimisation
- Automates routine diagnostics and medication workflows
- Frees up clinicians time for high-complexity cases

Anomaly detection
- AI systems surface critical issues that human eyes might miss
- Adds a safety layer across diagnostics and monitoring

Source: Industry

Under the government's tuberculosis elimination programme, Cough Against TB, AI is used to screen for pulmonary TB in the community settings. In the deployed areas, AI has shown an additional yield of 12-16 per cent in TB reported cases, which may have been missed if patients were screened using conventional methods.

Researchers are also training AI models to detect patterns in immune system receptors that flag autoimmune diseases like lupus and type-1 diabetes earlier than current diagnostic tools allow.

Startups, too, are using AI to detect anomalies. Hyderabad-based Salcit Technologies, for instance, is testing Google's HeAR model — trained on 300 million cough recordings — to detect TB using just a cough sound. HeAR, or Health Acoustic Representations, has been trained to discern patterns within cough sounds, creating a medical audio analysis.

Enter a medical assistant

The early benefits of AI use in hospitals are making it easier to shift more tasks to software to help assist doctors and nurses.

Apollo Hospitals, with its Clinical Intelligence Engine built on Google Cloud's Vertex AI, analyses medical data from over 14 million patients to support doctors in diagnosis and treatment. Manipal Hospitals has slashed nurse handover time through AI automation, freeing caregivers to spend more time with patients. Its e-pharmacy processing time has dropped from 15 minutes to five. Naren Kachroo, head of go-to-market for generative AI at Google Cloud India, says, "AI will radically transform the way we prevent, diagnose and treat diseases."

Behind the scenes, hospitals are embedding AI into their information systems, revenue cycle management, accounting, supply chains, and inventory planning. Max Healthcare and other hospitals are using GenAI for checking symptom, radiology pre-reads, and automated documentation. "We've seen up to 30 per cent efficiency gains in administrative tasks," says Dhandharia.

According to EY's 2025 report, "The AIdea of India," 66 per cent of healthcare companies in India are piloting GenAI, while 25 per cent in pharma have moved to full production. Use cases range from medical documentation assistants to AI-driven R&D for drug discovery.

"In hospitals, medical documentation is a breakout use case," says Dhandharia. "GenAI listens to doctor-patient conversations, converts them into clinical summaries, and integrates into the electronic medical record (EMR)."

Stopping short of going too far

While geeks want to sell the idea of AI health care, doctors are cautious in going overboard with tech tools.

As Aggarwal says, "We view use of AI tools with cautious optimism. These can provide valuable preliminary insights, but may inadvertently encourage self-medication or delay in seeking professional opinion." He reaffirms that they should supplement, not replace, medical consultation.

Besides, there are regulatory guardrails. Every clinical AI tool must be approved by the Delhi-based Central Drugs Standard Control Organisation (CDSCO) — the country's equivalent of the US Food and Drug Administration (FDA).

There are also concerns about AI bias.

A review by the medical journal *Lancet* showed that AI skin cancer algorithms lacked training data for dark-skinned individuals. Some studies have found that AI models used gender (having been trained only on male or female data) or race as decision-making shortcuts, leading to misdiagnosis. Such AI models may not be fit for India as they may not have been trained on Indian datasets.

AI systems must be trained on diverse datasets and deployed under vigilant human supervision, much like drugs, which are put through long and rigorous trials before they are cleared for use. "Transparency, oversight, and accountability are essential — not optional," says Aggarwal. These principles help ensure that human judgement remains central, especially in high-stakes domains like healthcare, where patients seek relief, not just algorithmic diagnosis.

In radiology, AI tools highlight abnormalities, improving detection and reducing false negatives. In oncology, they're helping with predictive modelling and drug selection. In pathology, models read histopathology slides to flag signs of disease. In genomics, AI is decoding immune receptor data to predict autoimmune disorders. The most profound impact may lie not in treatment but in prevention — catching diseases before symptoms even emerge.

In the near future, you may walk into a hospital where your cough sound is analysed for TB, your blood scanned for immune patterns, and your X-ray flagged by an algorithm — all before you see a doctor. That doctor, in turn, will have a co-pilot whispering data-driven suggestions in real time.

If it works, the collaboration between doctors and AI could be the panacea the world has been waiting for.

The writer is a New Delhi-based independent journalist

EXIT OFFER FOR THE ATTENTION OF RESIDUAL SHAREHOLDERS OF
JAIN TUBE COMPANY LIMITED
Corporate Identity Number: L25111DL1964PLC004235
Registered Office: B-292, Office No. 202, Second Floor, Chandra Kanta Complex, New Ashok Nagar, Delhi-110096, India
Telephone No.: +91 7428860315; Website: www.jaintubes.in;
E-mail ID: jaintubes.india@gmail.com

This Exit Offer Public Announcement **("Exit Offer PA")** is being issued in continuation to the earlier announcement made on 04.04.2025 with regard to the Voluntary Delisting of Jain Tube Company Limited **("Company")** from The Calcutta Stock Exchange of India Limited **("CSE")**, intimating about the Exit Offer being given to the remaining Public Shareholders **("Residual Shareholders")** who continue to hold Equity Shares after the Delisting offer and wish to tender their equity shares to the Acquirers at an exit price of Rs 541/- per Equity Share **("Exit price")** from Thursday, January 16, 2025 to Friday, January 15, 2027 **("Exit Window")**. The Exit Letter of Offer along with the exit application form **("Exit Letter of Offer")** is being sent to the Residual Shareholders on 01.07.2025. The payment shall be made on a monthly basis, within 10 working days from the end of the relevant calendar month in which the Exit Application Form has been received from the Acquirer **("Monthly Payment Cycle")**.

Kindly access the Exit Letter of Offer along with the exit application form **("Exit Letter of Offer")** from the website of the Company at www.jaintubes.in, website of the Registrar at www.alankit.com and website of the Manager to the Offer at www.corporateprofessionals.com or scan the below link:

(Please scan this QR code for reading the Exit Letter of Offer)

In case of any further details or query, you may contact the Manager to the Exit Offer or Registrar to the exit offer as per the details specified below:

Manager to the Exit Offer	Registrar to the Exit Offer
Corporate Professionals **CORPORATE PROFESSIONALS CAPITAL PRIVATE LIMITED** D-28, South Extension Part-1, New Delhi - 110049, India **Contact Person:** Ms. Anjali Aggarwal **Telephone:** 011-40622230/40622209; **Email:** mb@indiacp.com **Website:** www.corporateprofessionals.com **SEBI Registration No.:** INM000011435 **Validity Period:** Permanent **CIN:** U74899DL2000PTC104508	alankit **ALANKIT ASSIGNMENTS LIMITED** 205-208, Anarkali Complex, Jhandewalan Extension, New Delhi-110055, India **Contact Person:** Mr. Virender Sharma **Telephone:** +91 8929955302 **Email:** virenders@alankit.com **Website:** www.alankit.com **SEBI Registration No.:** INR000002532 **Validity Period:** Permanent **Corporate Identity Number:** U74210DL1991PLC042569

For Acquirers

Sd/-
Sushil Jain
Acquirer 1

Sd/-
Ishaan Jain
Acquirer 2

Place: New Delhi
Date: July 1, 2025

Dr.Reddy's

NOTICE OF THE 41st AGM AND E-VOTING INFORMATION

NOTICE is hereby given that the 41st Annual General Meeting (AGM) of Dr. Reddy's Laboratories Limited (the Company) is scheduled to be held on Thursday, July 24, 2025 at 11.00 AM (IST) through Video Conferencing(VC) /Other Audio Visual Means (OAVM) in compliance with the provisions of the Companies Act, 2013 (" the Act") and Rules made thereunder, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations") read with Circulars issued by the Ministry of Corporate Affairs ('MCA') dated September 19, 2024 read with the earlier circulars issued in this regard and Securities and Exchange Board of India ('SEBI') Circular dated October 3, 2024, ("collectively referred to as " the Circulars"), to transact the business as set forth in the Notice of 41st AGM.

In accordance with the aforesaid Circulars, the Notice of 41st AGM and Company's Integrated Annual Report for the financial year 2024-25, has been sent on Monday June 30, 2025 to all the members whose e-mail addresses are registered with the company/ depository participant(s). The Company shall send a physical copy of the Integrated Annual Report to those Members who request for the same at shares@drreddys.com mentioning their Folio no./DP ID and Client ID. The Company, in accordance with the Regulation 36(1)(b) of the SEBI Listing Regulations, is also sending a letter to the Members whose email addresses are not registered, providing the web-link where the Annual Report is uploaded on website.

The Integrated annual report along with the Notice of 41st AGM is also available on the Company's website athttps://www.drreddys.com/investor#reports-and-filing#annual-report , website of the NSDL www.evoting.nsdl.com and on the website of stock exchanges www.bseindia.com and www.nseindia.com.

Members holding shares in physical mode and who have not updated their email addresses with the Company are requested to update the same by writing at shares@drreddys.com. Members holding shares in dematerialized mode are requested to register/update their email addresses with their respective DPs.

Members can attend and participate in the AGM through the VC/ OAVM facility only and their attendance shall be counted for the purpose of reckoning the quorum under Section 103 of the Companies Act, 2013. The instructions for Joining the AGM are provided in the Notice of the 41st AGM.

Instructions for remote e-Voting before and during the AGM:

Pursuant to the provisions of Section 108 of the Companies Act, 2013, Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended and Regulation 44 of the SEBI Listing Regulations, the Company is pleased to provide remote e-voting facility to all the members to cast their vote prior to AGM and remote e-voting during the AGM on all the resolutions set forth in the Notice convening the 41st AGM. The Company has appointed National Securities Depository Limited (NSDL) to facilitate voting through electronic means Members may cast their vote electronically through electronic voting system (remote e-voting) of NSDL

All members are informed that:

1. The Ordinary and the Special Business as stated in the notice of 41st AGM shall be transacted through voting by electronic means;
2. The cut-off date for determining the eligibility to vote by remote e-voting or by e-voting system at the AGM is Thursday, July 17, 2025, a person whose name is recorded in the register of members or in the register of beneficial owners maintained by the depositories as on the cut-off date will be entitled to avail the facility of remote e-voting or e-voting system during the AGM on July 24, 2025;
3. The remote e-voting shall commence on Sunday, July 20, 2025, 9.00 AM (IST) and end on Wednesday, July 23, 2025, 5.00 PM (IST);
4. The remote e-voting module will be disabled by NSDL after the above-mentioned date and time for voting, and the remote e-voting will not be allowed beyond the specified period;
5. The facility of e-voting shall also be made available during the 41st AGM on July 24, 2025. Those members present at the AGM through VC/ OAVM, who have not cast their vote by remote e-voting and are otherwise not debarred from doing so, shall be eligible to vote through the e-voting system during the AGM on Thursday, July 24, 2025;
6. Once the vote on a resolution is cast by the members, they will not be allowed to change it subsequently;
7. The members who have cast their vote by remote e-voting prior to the AGM, may attend the AGM but will not be entitled to cast their vote again;
8. Any person, who acquires shares of the Company and becomes a member of the Company after despatch of the Notice of 41st AGM and holds shares as on the cut-off date i.e. Thursday, July 17, 2025, may obtain the login ID and password by sending a request at evoting@nsdl.co.in. However, if a person is already registered with NSDL for e-voting, then his existing user ID and password can be used for casting vote. A member can also use the One Time Password (OTP) based login for casting their vote on the NSDL e-voting system;
9. Instructions for participating in the 41st AGM and the procedure for remote e-voting by members holding shares in demat mode, physical mode and/or for members who have not registered their e-mail addresses, is provided in the Notice of 41st AGM. The details are also available on the website of the Company at www.drreddys.com ; and
10. Members who have not yet registered or updated their e-mail addresses are requested to register their e-mail address on https://www.drreddys.com/investor#investor-services#shareholder-information or with their depository participant or send their consent at shares@drreddys.com along with their Folio No./ DP id, Client id and valid e-mail address for registration.

The Company has appointed Mr. Atul Mehta (Membership No. F5782 and COP No. 2486), failing him, Ms. Alifya Sapatwala (Membership No. A24091 and COP No. 24895) Partner, M/s Mehta & Mehta, Company Secretaries as the Scrutinizer to scrutinize the remote e-voting prior to the AGM and e-voting process during the AGM in a fair and transparent manner.

The results will be declared within 2 working days of the conclusion of the Meeting within the time stipulated under the applicable law. The results declared along with the Scrutinizer's Report will be filed with BSE and NSE, uploaded on the website of the Company at www.drreddys.com.

In case of queries or grievances pertaining to e-voting procedure, members may refer the Frequently Asked Questions (FAQs) for members and e-voting user manual for members available at the 'Downloads' section of www.evoting.nsdl.com or may contact Mr. Amit Vishal, Deputy Vice President or Ms. Pallavi Mhatre, Senior Manager, National Securities Depository Limited, Trade World, 'A' Wing, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai-400013, at the designated e-mail addresses: evoting@nsdl.co.in or amitv@nsdl.co.in or pallavid@nsdl.co.in or at telephone nos. +91-22-48867000 and +91-22-24997000 who will also address the queries or grievances connected with the voting by electronic means and provide technical assistance for AGM participation. Members may also write to the Company at shares@drreddys.com.

For **Dr. Reddy's Laboratories Ltd.**
Sd/-
K Randhir Singh
Company Secretary, Compliance Officer and Head - CSR

Place : Hyderabad
Date : 01-07-2025

DR. REDDY'S LABORATORIES LIMITED
Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034, Telangana, India
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

5 హైదరాబాద్ నవతెలంగాణ బుధవారం 2 జులై 2025

EMI

అప్పుల ఊబిలో సామాన్యుడు

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న్యూఢిల్లీ : సామాన్యుడు అప్పుల ఊబిలో కూరుకుపోతున్నాడు. నయా ఉదారవాద విధానాల నేపథ్యంలో స్థిరమైన ఆదాయ వనరులు లేకపోవడం, నిరుద్యోగం, చిరు ఉద్యోగాలు, అరకొర వేతనాలు తదితర కారణాల వల్ల సగటు వ్యక్తి ఖర్చులు విపరీతంగా పెరిగిపోతున్నాయి. దీంతో, అప్పు చేయడం, వాయిదా పద్ధతుల్లో వడ్డీలతో చెల్లించడం మినహా మరో మార్గం లేకుండా పోతోంది. ఈ పరిణామాలతో గత రెండేండ్లుగా వ్యక్తిగత రుణగ్రహీతల సగటు భారం భారీగా పెరిగిపోయింది. ఇదే విషయాన్ని రిజర్వు బ్యాంక్ ఆఫ్ ఇండియా (ఆర్బీఐ) తన వార్షిక నివేదికలో వెల్లడించింది. 2023 మార్చి నాటికి ఒక వ్యక్తి సగటు రుణం రూ.3.9 లక్షలుగా ఉంది. ఇది 2025 మార్చి నాటికి ఏకంగా రూ.4.8 లక్షలకు పెరిగింది. రెండేండ్లలోనే దాదాపు 23 శాతం పెరగడం ఆందోళనకరం. రుణగ్రహీతల నుంచి వచ్చిన డిమాండ్ వల్లే ఇది జరిగిందని ఆర్బీఐ పేర్కొంది. ప్రజల ఆదాయాలు తగ్గడం, ధరలు పెరగడంతో అప్పులపై ఆధారపడే వారి సంఖ్య పెరుగుతోందని నిపుణులు పేర్కొంటున్నారు. మొత్తం కుటుంబ అప్పుల్లో గృహ రుణాల వాటా 29 శాతంగా ఉంది. ఇతర రుణాలతో పోల్చితే గృహ రుణాలు స్థిరంగా పెరగ్గా.. రిటైల్ రుణాలు మరింత పెరుగుతున్నాయి. వ్యాపార రుణాల కంటే గృహ, వ్యవసాయ రుణాలకు ఎక్కువ డిమాండ్ ఉంటుంది.

మైక్రోఫైనాన్స్‌లతో ఒత్తిడి..

తక్కువ రేటింగ్ ఉన్న రుణగ్రహీతలలో వాయిదాల చెల్లింపుల్లో జాప్యం స్థాయిలు ఎక్కువగా ఉన్నాయి. కోవిడ్-19 సమయంలో ఈ స్థాయిలు ఇంకా ఎక్కువగా ఉండేవని, ఆ తర్వాత కొంతమేర తగ్గాయని ఆర్బీఐ వెల్లడించింది. ఆర్థిక వ్యవస్థలో పెరుగుతున్న రుణభారం ఆందోళన కలిగిస్తోంది. ముఖ్యంగా మైక్రోఫైనాన్స్ రంగంలో అధిక వడ్డీ రేట్లు, మార్జిన్లు రుణగ్రహీతలకు ఆర్థిక ఒత్తిడిని కలిగిస్తున్నాయని ఆర్బీఐ డిప్యూటీ గవర్నర్ రాజేశ్వర్‌రావు హెచ్చరించారు. మరోవైపు ఉన్నత సిబిల్ రేటింగ్ ఉన్న రుణగ్రహీతల వాటా, రుణ మొత్తం, రుణగ్రహీతల సంఖ్య పరంగా పెరగడం సానుకూల సంకేతం. 2024 డిసెంబర్ ముగింపు నాటికి మొత్తం జీడీపీలో కుటుంబాల అప్పులు 41.9 శాతానికి చేరాయి. గృహయేతర, ప్రాథమిక అవసరాల కోసమే 54.9 శాతం అప్పులు చేయడం గమనార్హం. పెరుగుతున్న కుటుంబాల అప్పులు దీర్ఘకాలంలో వినిమయంపై ప్రతికూల ప్రభావం చూపే అవకాశాలున్నాయని నిపుణులు ఆందోళన వ్యక్తం చేస్తున్నారు.

ఆరు నెలల్లో 126 ఏసీబీ కేసులు

- 80 ట్రాప్ కేసులు
- మిగతావి ఆదాయానికి మించిన ఆస్తులు, శాఖాపరమైనవి : ఏసీబీ డీజీ విజయ్‌కుమార్ వెల్లడి

నవతెలంగాణ ప్రత్యేక ప్రతినిధి - హైదరాబాద్

రాష్ట్రంలో గత జనవరి నుంచి జూన్ వరకు 126 కేసులను నమోదు చేసినట్టు ఏసీబీ డీజీ విజయ్‌కుమార్ తెలిపారు. మంగళవారం అర్ధవార్షిక నివేదికను విడుదల చేశారు. అందులో 80 కేసులను లంచం తీసుకుం టుండగా పట్టుబడ్డ అవినీతి అధికారులవనీ, మిగతావి ఆదాయానికి మించిన ఆస్తుల కేసులతో పాటు వివిధ శాఖాపరమైన విచారణలు ఉన్నాయని తెలిపారు. ఆదాయానికి మించిన ఆస్తుల కేసుల్లో 13 లక్షల రూపాయల ఆస్తులను స్వాధీనం చేసుకున్నామనీ, ఐదు కోట్ల రూపాయలకుపైగా నగదు, నగలను సీజ్ చేశామని వివరించారు. ఒక్క జూన్ నెలలోనే 31 కేసులు నమోదుచేయగా అందులో 25 ట్రాప్ కేసులున్నాయని వివరించారు. మిగతా ఆరు ఆదాయానికి మించిన కేసులన్నారు. ట్రాప్ కేసుల్లో 25 మంది ప్రభుత్వ అధికారులు పట్టుబడగా మరో ముగ్గురు ప్రయివేటు వ్యక్తులని తెలిపారు. వారి నుంచి రూ.3 లక్షల వరకు లంచం సొత్తును స్వాధీన పర్చుకున్నామన్నారు.

మల్టీజోన్-2 ఐజీగా తఫ్సీల్ ఇక్బాల్ నియామకం

నవతెలంగాణ ప్రత్యేక ప్రతినిధి - హైదరాబాద్

రాష్ట్రంలోని మల్టీజోన్-2 ఐజీగా తఫ్సీల్ ఇక్బాల్‌ను నియమిస్తూ రాష్ట్ర ప్రభుత్వం ఉత్తర్వులు జారీ చేసింది. చార్మినార్ రేంజ్ డీఐజీగా ఉన్న ఇక్బాల్‌ను ఈ పోస్టులో నియమిస్తూ ఆదేశాలు జారీ అయ్యాయి. ఇంతకుముందు ఇక్బాల్ ఇంటిలిజెన్స్ సెక్యూరిటీ వింగ్ డీఐజీగా, ఖమ్మం కమిషనర్‌గా విధులు నిర్వర్తించారు.

BDEU (CITU)

నేషనల్ మానిటైజేషన్ పైప్‌లైన్ స్కీమ్ రద్దు చేయాలి

- 9న సార్వత్రిక సమ్మెను జయప్రదం చేయండి : బీడీఎల్ వద్ద కార్మికుల గేట్ మీటింగ్‌లో జె.వెంకటేశ్

నవతెలంగాణ బ్యూరో-హైదరాబాద్

కేంద్రంలోని బీజేపీ ప్రభుత్వం నేషనల్ మానిటైజేషన్ పైపులైన్ స్కీమ్‌ను రద్దు చేయాలని సీఐటీయూ రాష్ట్ర కార్యదర్శులు జె.వెంకటేశ్, బీరం మల్లేశ్, బీడీఎల్ ప్రధాన కార్యదర్శి టి.సత్తయ్య డిమాండ్ చేశారు. ఈ నెల తొమ్మిదో తేదీన తలపెట్టిన దేశవ్యాప్త సార్వత్రిక సమ్మెను జయప్రదం చేయాలని బీడీఎల్ కార్మికులకు పిలుపునిచ్చారు. సెంట్రల్ పబ్లిక్ సెక్టార్ కో-ఆర్డినేషన్ కమిటీ ఆధ్వర్యంలో మంగళవారం బానూరు బీడీఎల్ వద్ద గేట్ మీటింగ్ నిర్వహించారు. ఈ సందర్భంగా వారు మాట్లాడుతూ..మోడీ ప్రభుత్వం కార్మిక, కర్షక వ్యతిరేక విధానాలను అవలంబిస్తున్నదని విమర్శించారు. సామాన్యులపై భారాలు మోపి కార్పొరేట్లకు వేల కోట్ల రూపాయల రాయితీలివ్వడమేంటని ప్రశ్నించారు. బీడీఎల్ పరిశ్రమలో ఔట్‌సోర్సింగ్ విధానాన్ని పెంచడాన్ని తప్పుబట్టారు. ఎన్ఎంపీ పేరుతో కేంద్ర ప్రభుత్వ రంగ సంస్థలకు కారుచౌకగా కార్పొరేట్లకు కట్టబెట్టడాన్ని తప్పుబట్టారు. కార్మికులను కట్టుబానిసలుగా మార్చే లేబర్ కోడ్‌లను రద్దు చేయాలని డిమాండ్ చేశారు. ఈ కార్యక్రమంలో బీడీఎల్ యూనియన్ నాయకులు దానకర్ణాచారి, కాశీరెడ్డి, వినోద్, శ్రీనివాస్, ఇతర ఆఫీస్ బేరర్లు, ఈసీ మెంబర్లు పాల్గొన్నారు.

Canara Bank — బంజారాహిల్స్-2 (13006) — ఇంటి నెం.8-2-577, రోడ్ నెం.7, బంజారాహిల్స్,హైదరాబాద్-500034.

డిమాండ్ నోటీసు

సెక్యూరిటైజేషన్ అండ్ రీకన్‌స్ట్రక్షన్ ఆఫ్ ఫైనాన్షియల్ అస్సెట్స్ అండ్ ఎన్‌ఫోర్స్‌మెంట్ ఆఫ్ సెక్యూరిటీ ఇంటరెస్ట్ యాక్ట్, 2002లోని సెక్షన్ 13(2) మరియు దీనితో పాటుగా చదవవలగిన సెక్యూరిటీ ఇంటరెస్ట్ (ఎన్‌ఫోర్స్‌మెంట్) రూల్స్,2002లోని రూల్ (3) ప్రకారం జారీ చేయబడినది

ఇందుమూలంగా ప్రకటన ద్వారా తెలియజేయునది ఏమనగా దిగువ పేర్కొన్న రుణగ్రహీత/లు, సహ రుణగ్రహీత & హామీదారులు బ్యాంక్ నుంచి పొందిన రుణాలకు సంబంధించి అసలు మరియు వడ్డీని తిరిగి చెల్లించడంలో విఫలమయ్యారు.ఈ కారణంగా తమరి యొక్క రుణాలను **నాన్ పెర్ఫామింగ్ అస్సెట్స్ (ఎన్‌పిఎ)**గా బ్యాంక్ వర్గీకరించడమైనదని తెలియజేయడమైనది. సెక్యూరిటైజేషన్ అండ్ రీకన్‌స్ట్రక్షన్ ఆఫ్ ఫైనాన్షియల్ అస్సెట్స్ అండ్ ఎన్‌ఫోర్స్‌మెంట్ ఆఫ్ సెక్యూరిటీ ఇంటరెస్ట్ యాక్ట్, 2002లోని సెక్షన్ 13(2) ప్రకారం తమరి యొక్క చివరిగా తెలిసిన చిరునామాలకు నోటీసులు జారీ చేయడమైనది, అవి బట్వాడా జరగకుండా తిరుగు రశీదు లేకుండా వచ్చిన కారణంగా ఈ యొక్క బహిరంగ ప్రకటన ద్వారా తమరికి తెలియజేయడమైనది.

రుణగ్రహీత/తనఖాపెట్టినవారి యొక్క పేరు/ ఎన్‌పిఎ తేది	సెక్యూరిటీ ఆస్తుల యొక్క వివరాలు	బకాయి ఉన్న మొత్తం
శ్రీ ములుగు సైసివిఎస్ హరీష్, తండ్రి: శ్రీ ములుగు నాగేశ్వరరావు, ఇంటి నెం.8-6-311/బి-308, రోడ్ నెం.05, శ్రీ శ్రీనివాసపురం కాలనీ, ఎల్లమ్మ టెంపుల్ వెనుకభాగం రోడ్డు, వనస్థలిపురం, కెవి రంగారెడ్డి జిల్లా-500070, తెలంగాణ. శ్రీ ములుగు సైసివిఎస్ హరీష్, తండ్రి: శ్రీ ములుగు నాగేశ్వరరావు, ఫ్లాట్ నెం.బి-411, 4వ అంతస్తు, బ్లాక్-బి, వాసురి ప్రైడ్, దుండిగల్ గ్రామం, దుండిగల్ గండిమైసమ్మ మండలం, మేడ్చల్ మల్కాజ్‌గిరి జిల్లా-500043, తెలంగాణ. ఎన్‌పిఎ తేదీ:22-06-2025	హక్కుదారు పేరు: శ్రీ ములుగు సైసివిఎస్ హరీష్, తండ్రి: శ్రీ ములుగు నాగేశ్వరరావు, ఆస్తికి సంబంధించి ఫ్లాట్ నెం.బి-411, 4వ అంతస్తు, రెసిడెన్షియల్ బ్లాక్-బి, "వాసుశ్రీ ప్రైడ్" నిర్మిత విస్తీర్ణం 1380చ.అ.(కామన్ ఏరియాతో పాటుగా రెండు కార్ల పార్కింగ్) దీనితో పాటుగా అవిభాజ్యమైన స్థలం యొక్క విస్తీర్ణంలో వాటా 58.00చ.గ. (మొత్తం విస్తీర్ణం 18,763చ.గ.) సర్వే నెంబర్లు 600/ఇ/ఎ/2, 601/ఎ, 602/ఎ/ఎ/ఎ/2, 600/ఇ/ఎ/3& 602/ఎ/ఎ/ఎ/3, దుండిగల్ గ్రామం, దుండిగల్ గండిమైసమ్మ మండలం, మేడ్చల్ మల్కాజ్‌గిరి జిల్లా, తెలంగాణ రాష్ట్రం. స్థలం యొక్క హద్దులు: ఉత్తరం: వాసుశ్రీ ప్రైడ్ కమర్షియల్ బ్లాక్ 1& 2, దక్షిణం: ఓఆర్ఆర్ సర్వీస్ రోడ్డు, తూర్పు: సర్వే నెం.600&602లోని స్థలం, పడమర: మెసర్స్ వాసు శ్రీ ఇన్‌ఫ్రా ప్రాజెక్ట్‌కు చెందిన స్థలాలు & సర్వే నెం.601లోని పొరుగువారి స్థలం. ఫ్లాట్ యొక్క హద్దులు: ఉత్తరం: ఓపెన్ టు స్కై, దక్షిణం: ఓపెన్ టు స్కై, తూర్పు: ఓపెన్ టు స్కై, పడమర: కారిడార్ మరియు ఓపెన్ టు స్కై. MODTD DOC NO.27992/2024 CERSAI ID: 400084496434	రూ.56,50,866.86 (రూపాయలు యాభై ఆరు లక్షల యాభై వేల ఎనిమిది వందల అరవై ఆరు మరియు ఎనభై ఆరు పైసలు మాత్రమే) భవిష్య వడ్డీ మరియు ఇన్సిడెంటల్ వ్యయాలు మరియు కాస్ట్స్‌తో కలుపుకొని

సబ్‌స్టిట్యూటెడ్ సేవల ద్వారా నోటీసు పంపించేందుకు అవసరమైన అన్ని చర్యలు తీసుకోవడం జరిగింది. పైన పేర్కొన్న రుణగ్రహీత/లు మరియు/లేదా వారి యొక్క హామీదారుడు/లు (ఎక్కడైతే వర్తించినట్లయితే) తెలియజేయునది ఏమనగా ఈ నోటీసు యొక్క ప్రకటన తేదీ నుంచి 60రోజుల్లోపు తిరిగి చెల్లించాలి, ఒకవేళ తిరిగి చెల్లించడంలో విఫలం చెందినట్లయితే సెక్యూరిటైజేషన్ అండ్ రీకన్‌స్ట్రక్షన్ ఆఫ్ ఫైనాన్షియల్ అస్సెట్స్ అండ్ ఎన్‌ఫోర్స్‌మెంట్ ఆఫ్ సెక్యూరిటీ ఇంటరెస్ట్ యాక్ట్, 2002లోని సెక్షన్ 13 సబ్‌సెక్షన్ 4 ప్రకారం ఈ యొక్క నోటీసు ముగిసిన తేదీ నుంచి 60రోజుల్లోపు అవసరమైన తదుపరి చర్యలు చేపట్టబడునని తెలియజేయడమైనది.

తేదీ:30-06-2025, ప్రదేశం: హైదరాబాద్ — అధీకృత అధికారి, కెనరా బ్యాంక్

డీఎస్సీ స్పోర్ట్స్ కోటాపై ప్రభుత్వ వివరణ కోరాం

- త్వరలోనే నియామకాలపై స్పష్టత : విద్యాశాఖ సంచాలకులు నవీన్ నికోలస్

నవతెలంగాణ బ్యూరో - హైదరాబాద్

రాష్ట్రంలో డీఎస్సీ స్పోర్ట్స్ కోటా ఉపాధ్యాయ నియామకాలకు సంబంధించి ప్రభుత్వ వివరణ కోరామని పాఠశాల విద్యాశాఖ సంచాలకులు ఈ నవీన్ నికోలస్ చెప్పారు. త్వరలోనే స్పష్టత వస్తుందని అన్నారు. మంగళవారం హైదరాబాద్‌లో తనను కలిసిన విలేకర్లతో ఆయన మాట్లాడుతూ స్పోర్ట్స్ అథారిటీ ఆఫ్ తెలంగాణ స్టేట్ (శాట్స్) రూపొందించిన ఉపాధ్యాయుల జాబితా పట్ల అభ్యర్థుల నుంచి అభ్యంతరాలు వచ్చాయని అన్నారు. శాట్స్ తయారు చేసిన జాబితాలో జాతీయ స్థాయిలో ఆడిన క్రీడాకారుల పేర్లు లేవంటూ కొందరు విద్యాశాఖ దృష్టికి తెచ్చారని చెప్పారు. దీనిపై శాట్స్ అధికారులను సంప్రదించామని వివరించారు. ప్రభుత్వం దృష్టికి కూడా తీసుకెళ్లామనీ, వివరణ కోరామని అన్నారు. త్వరలోనే స్పష్టత వస్తుందనీ, డీఎస్సీ స్పోర్ట్స్ కోటా ఉపాధ్యాయ నియామకాలను చేపడతామని చెప్పారు.

త్వరలో జీహెచ్ఎం పదోన్నతులు...

రాష్ట్రంలో ప్రభుత్వ పాఠశాలల్లో పనిచేస్తున్న స్కూల్ అసిస్టెంట్ (ఎస్ఏ)లకు గెజిటెడ్ హెడ్మాస్టర్ (జీహెచ్ఎం) పదోన్నతులను కల్పించాలని పాఠశాల విద్యాశాఖ నిర్ణయించినట్టు తెలిసింది. రాష్ట్రవ్యాప్తంగా సుమారు 600 వరకు జీహెచ్ఎం పోస్టులు ఖాళీగా ఉన్నట్టు సమాచారం. వాటిని భర్తీ చేసేందుకు త్వరలోనే పదోన్నతుల ప్రక్రియను చేపట్టే అవకాశమున్నది. ఇందుకు సంబంధించి విద్యాశాఖకు దస్త్రం పంపించినట్టు తెలిసింది. ఇంకోవైపు ఇప్పటికే జీహెచ్ఎంలుగా పనిచేస్తున్న వారికి బదిలీలు చేపట్టాలంటూ కోరుతున్నారు.

కొందరు హైకోర్టును ఆశ్రయించినట్టు సమాచారం. ముందు జీహెచ్ఎంలకు బదిలీలు నిర్వహించిన తర్వాత స్కూల్ అసిస్టెంట్లకు పదోన్నతులను కల్పించాలని ప్రభుత్వాన్ని కోరుతున్నారు. అయితే హైకోర్టు ఆదేశాల ప్రకారం విద్యాశాఖ నిర్ణయం తీసుకునే అవకాశమున్నది.

ఉపాధ్యాయ బదిలీలు లేనట్టే...

రాష్ట్రంలో ప్రభుత్వ పాఠశాలల్లో పనిచేస్తున్న ఉపాధ్యాయులకు బదిలీల ప్రక్రియ చేపట్టే అవకాశం లేదని తెలుస్తున్నది. గతేడాది సుమారు 47 వేల మంది ఉపాధ్యాయులకు బదిలీలు జరిగాయి. డీఎస్సీ ద్వారా కొత్తగా 10,006 మందికి ఉపాధ్యాయ కొలువులొచ్చాయి. పరస్పర, స్పౌజ్, ఆరోగ్య కారణాల పేరుతో రెండు నుంచి మూడు వేల మంది ఉపాధ్యాయులు బదిలీ అయ్యారు. దీంతో ఎనిమిదేండ్లుగా ఒకే పాఠశాలలో పనిచేస్తున్న ఉపాధ్యాయులు లేరన్న అభిప్రాయానికి విద్యాశాఖ వచ్చింది. ఇంకోవైపు ఉపాధ్యాయ బదిలీలు చేపట్టాలంటే కనీసం ఒకే పాఠశాలలో రెండేండ్ల నుంచి పనిచేయాలి. రాష్ట్రంలో 1.10 లక్షల మంది ఉపాధ్యాయులు పనిచేస్తున్నారు. రాష్ట్రంలో 21,419 మంది ఉపాధ్యాయులకు గతేడాది పదోన్నతులను ప్రభుత్వం కల్పించింది. ఈ లెక్కన సుమారు 80 వేల మంది ఉపాధ్యాయులు గత విద్యాసంవత్సరంలోనే బదిలీ అయ్యారు. అందుకే ప్రస్తుత విద్యాసంవత్సరంలో ఉపాధ్యాయ బదిలీలు అవసరం లేదన్న అభిప్రాయానికి విద్యాశాఖ అధికారులు వచ్చినట్టు తెలిసింది.

మహిళల హక్కులను కాపాడటంలో మోడీ సర్కారు విఫలం

తెలంగాణ వ్య...య కార్మిక సంఘం

- 9న జరిగే సమ్మెలో మహిళా కూలీలు పాల్గొనాలి :మహిళా కూలీల కన్వీనర్ బొప్పిని పద్మ

నవతెలంగాణ బ్యూరో-హైదరాబాద్

కేంద్రంలోని బీజేపీ ప్రభుత్వం అనుసరిస్తున్న విధానాల వల్ల మహిళలు తమ హక్కులను రోజురోజుకీ కోల్పోతున్నారనీ, వారి హక్కులను కాపాడటంలో మోడీ సర్కారు విఫలమైందని వ్యవసాయ కార్మిక సంఘం రాష్ట్ర ఉపాధ్యక్షులు, మహిళా కూలీల కన్వీనర్ బొప్పిని పద్మ అన్నారు. ఈ నెల తొమ్మిదో తేదీన జరిగే సమ్మెలో మహిళా కూలీలు పెద్ద ఎత్తున పాల్గొనాలని పిలుపునిచ్చారు. మంగళవారం హైదరాబాద్‌లోని వ్యవసాయ కార్మిక సంఘం రాష్ట్ర కార్యాలయంలో మహిళా కూలీల సమావేశం జరిగింది. ఈ సందర్భంగా పద్మ మాట్లాడుతూ..దేశంలో అప్రకటిత ఎమర్జెన్సీ పరిస్థితులు నెలకొన్నాయని వాపోయారు. ఉపాధి హామీ చట్టానికి నిధులు తగ్గించడం వల్ల మహిళా కూలీలు తమ ఉపాధిని కోల్పోతున్నారని వాపోయారు. ప్రజాపంపిణీ, ఆహార భద్రతకు ప్రమాదం పొంచి ఉందన్నారు. శ్రమజీవులకు కనీస వేతనాలు అందట్లేదన్నారు. ఈ సమావేశంలో వ్యవసాయ కార్మిక సంఘం రాష్ట్ర ప్రధాన కార్యదర్శి ఆర్.వెంకట్రాములు, ఉపాధ్యక్షులు బి.ప్రసాద్, నాయకులు స్వరాజ్యం, వెంకటరాజ్యం, స్వరూప, రత్తమ్మ, శివలీల, తదితరులు పాల్గొన్నారు.

IN THE COURT OF THE HONORUABLE PRINCIPAL SUBORDINAGE JUDGE OF HOSUR

R.E.A. No. /2024
in
R.E.P. No.43/2014
in
O.S No.104/2001

PETITIONER/ DECREE HOLDER : 1)K.S.Venkatarathnam@ K.S.V. Rathnam (died) by LRS
2) K.V.Ravishankar

//VERSUS//

Respondent/Judgment Debtor Nos. 72 — **M/s.Astral gardens** a partnership firm having its office at R- 12 2nd floor jagdish market abids Hyderabad represented by its partner Mr Nayeem Akhtar son of late Jan Mohammed aged about 40 years Residing at flat number 203 3rd floor H, no. 2-1-312/A/7 Sai sauda apartments nallakemta Hyderabad 500044

NOTICE

please take notice that the petitioner had filed order 1 rule 10 petition in above EP and other reliefs against you for Impleading you as Respondents and the above petition posted on 11.07.2025 for your appearance in person before this Honorable Court or through advocate on 11.07.2025 at 10.00 am., otherwise the Honorable Court will pass ex-parte orders against you.

// By the order of Honorable court//

Place: Hosur
Date: 20.06.2025

M.RAJENDRAN B.A. LL.B
ADVOCATE, Enrl. No. MS.396/1987
No. F-2, First floor, A.V.S.Towers,
Opp. Combined Court Buildings, HOSUR-635 109

బిల్లులన్నీ చెల్లించాం

- మంత్రి అడ్లూరి లక్ష్మణ్‌కుమార్

నవతెలంగాణ బ్యూరో-హైదరాబాద్

రాష్ట్రంలోని అన్ని రెసిడెన్షియల్, హాస్టళ్ల పెండింగ్ బిల్లలను2025 ఏప్రిల్ వరకు క్లియర్ చేశామని సాంఘిక సంక్షేమ శాఖ మంత్రి అడ్లూరి లక్ష్మణ్‌కుమార్ చెప్పారు. మంగళవారం హైదరాబాద్‌లోని సచివాలయంలో మంత్రి విలేకర్లతో మాట్లాడారు. విద్యార్థులకు యూనిఫామ్‌లు, బుక్స్, తదితరాల వాటి సంబంధించి త్వరలోనే టెండర్లు పిలవనున్నట్టు వెల్లడించారు. పదేండ్ల పాటు అధికారంలో ఉన్న బీఆర్ఎస్ చేసినట్టుగా తాము చేయటం లేదని చెప్పారు. డైట్, రెంటల్‌తో సహా అన్ని బకాయిలను క్లియర్ చేశామని తెలిపారు. అన్ని ప్రయివేటు, కార్పొరేట్ పాఠశాలల్లో 25శాతం ఎస్సీ, ఎస్టీలకు సీట్లు ఇవ్వాలని ఈ సందర్భంగా యాజమాన్యా లను ఆదేశించారు. ప్రతీ నెల హాస్టల్ బిల్డింగ్‌ల అద్దె చెల్లించేలా చర్యలు తీసుకోవాలని ఆర్థిక మంత్రిని కోరినట్టు తెలిపారు. దేశంలో ఏ రాష్ట్రంలో లేని విధంగా ప్రతీ నియోజకవర్గంలో రెండు మూడేండ్లలో ఇంటిగ్రేటెడ్ పాఠశాలలు ప్రారంభించనున్నట్టు వెల్లడించారు. సంక్షేమ, గురుకుల పాఠశాలల్లో ఎలాంటి ఇబ్బందులు లేకుండా చూస్తామన్నారు. రాబోయే రోజుల్లో విద్యార్థులకు యూనిఫామ్స్ విషయంలో ఆలస్యం జరగకుండా చూస్తామని చెప్పారు. గురుకులాల్లో ఆత్మహత్యలు జరగడానికి అనేక కారణాలున్నాయని వివరించారు.

"మిషన్ కర్మయోగి" సహకారంతో సిబ్బందికి శిక్షణ

- ప్రభుత్వ ప్రధాన కార్యదర్శి కె.రామకృష్ణారావు

నవతెలంగాణ బ్యూరో - హైదరాబాద్

"మిషన్ కర్మయోగి" సహకారంతో ప్రభుత్వ ఉద్యోగులు, అధికారులకు శిక్షణ కార్యక్రమాలు చేపట్టేందుకు ఆయా శాఖల వారీగా కార్యాచరణ రూపొందించాలని ప్రభుత్వ ప్రధాన కార్యదర్శి కె.రామకృష్ణారావు అధికారులను ఆదేశించారు. మంగళవారం డాక్టర్ బీఆర్.అంబేద్కర్ సచివాలయంలో కేంద్ర ప్రభుత్వ సంస్థ "మిషన్ కర్మయోగి" అధికారుల బృందం రాష్ట్ర ప్రభుత్వ సీనియర్ ఐఏఎస్, ఐపీఎస్, ఐఎఫ్ఎస్ అధికారులతో సమావేశం అయ్యింది. ఈ సందర్భంగా సీఎస్ మాట్లాడుతూ అధికారులు, సిబ్బందికి ఈ కార్యక్రమం ప్రయోజనకరంగా ఉంటుందనీ. తద్వారా రాష్ట్ర ప్రభుత్వం చేపట్టిన పథకాలు సమర్థవంతంగా అమలైయ్యేందుకు ఉపయోగపడుతాయని అన్నారు. ఇప్పటికే రాష్ట్రంలో ఎంసీహెచ్ఆర్డీఏ, తెలంగాణ పోలీస్ అకాడమీ, ఫారెస్ట్ అకాడమీ, ఎక్సైజ్ అకాడమీ తదితర సంస్థలు సమర్థవంతంగా శిక్షణా కార్యక్రమాలు చేపట్టి ప్రభుత్వ సిబ్బందికి మార్గనిర్దేశనం చేస్తున్నాయని సీఎస్ తెలిపారు.దేశ వ్యాప్తంగా అన్ని రాష్ట్రాలు, కేంద్ర పాలిత ప్రాంతాల్లో ప్రభుత్వ ఉద్యోగులు, అధికారులు, సిబ్బందికి నైపుణ్యాభివృద్ధి పెంచేందుకు చేపట్టిన శిక్షణా కార్యక్రమాలను కెపాసిటీ బిల్డింగ్ కమిషన్ అడ్మినిస్ట్రేషన్ సభ్యురాలు డాక్టర్ అల్కా మిట్టల్ వివరించారు. ఈ కార్యక్రమంలో పశుసంవర్ధక శాఖ ప్రత్యేక ప్రధాన కార్యదర్శి సబ్యసాచి ఘోష్, హోంశాఖ ప్రత్యేక ప్రధాన కార్యదర్శి రవి గుప్తా, పంచాయతీ రాజ్ ముఖ్య కార్యదర్శి ఎన్. శ్రీధర్, రెవెన్యూ ముఖ్య కార్యదర్శి రిజ్వీ, సమాచార పౌర సంబంధాల శాఖ ప్రత్యేక కమిషనర్ సిహెచ్ ప్రియాంక తదితరులు పాల్గొన్నారు.

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32వ వార్షిక సర్వసభ్య సమావేశానికి సంబంధించి వాటాదారులకు ప్రకటన

ఇందుమూలంగా ప్రకటన ఇవ్వడమేమనగా ఏజిఎం నోటీసులో ఇచ్చినట్లుగా వ్యాపార నిర్వహణకు సంబంధించి కంపెనీ యొక్క వాటాదారుల 32వ వార్షిక సర్వసభ్య సమావేశం ('ఏజిఎం') గురువారం, 14 ఆగస్ట్, 2025న ఉ.11-00 గం.లకు (ఐఎస్‌టి) సెంట్రల్ డిపాజిటరీ సర్వీసెస్ ఆఫ్ ఇండియా లిమిటెడ్ (సిడిఎస్ఎల్)చే కల్పించిన వీడియో కాన్ఫరెన్స్ (విసి) లేదా ఇతర ఆడియో విజువల్ మాధ్యమాల (ఓఎవిఎం) ద్వారా ఉమ్మడి వేదిక వద్ద సభ్యుల భౌతిక హాజరు లేకుండా నిర్వహించబడును. అందుకుగాను కార్పొరేట్ వ్యవహారాల మంత్రిత్వ శాఖచే జారీచేసిన జనరల్ సర్క్యులర్ నెం.09/2024 తేది.19 సెప్టెంబర్, 2024 మరియు సెక్యూరిటీస్ ఎక్స్ఛేంజ్ బోర్డు ఆఫ్ ఇండియా (సెబీ) జారీచేసిన సెబీ సర్క్యులర్ సెబీ/హెచ్‌ఓ/సిఎఫ్‌డి/సిఎఫ్‌డి-పిఓడి-2/పి/సిఐఆర్/2024/133, తేది. 3 అక్టోబర్, 2024 అనుసరించి ఉంటుంది. పైన పేర్కొన్న సర్క్యులర్స్‌లోని రిలాక్సేషన్స్ ప్రకారం, 32వ ఏజిఎం యొక్క నోటీసుతో పాటు వార్షిక రిపోర్టును కంపెనీ/ రిజిస్ట్రార్ & షేర్‌ట్రాన్స్‌ఫర్ ఏజెంట్ (ఆర్‌టిఏ)/ డిపాజిటరీ పార్టిసిపెంట్ (డిపిలో) వారి మెయిల్ అడ్రస్‌లను రిజిస్టర్డ్‌చేసిన వాటాదారులందరికీల **ఎలక్ట్రానిక్‌ల్లీ ద్వారా** మాత్రమే పంపడం జరుగుతుంది. వార్షిక రిపోర్టు యొక్క భౌతిక కాపీలను వాటికి అభ్యర్థించిన అట్టి సభ్యులు వారి ఫోలియో నెం.లు/ డిపిఐడి మరియు క్లయింట్ ఐడిలనుపేర్కొంటూ investors@vishnuchemicals.com వద్ద పొందవచ్చును. వార్షిక రిపోర్టు యొక్క ఇ-కాపీ కంపెనీ యొక్క వెబ్‌సైట్: www.vishnuchemicals.com వద్ద మరియు స్టాక్ ఎక్స్ఛేంజెస్ వెబ్‌సైట్: www.bseindia.com వద్ద మరియు www.nseindia.com వద్ద అందుబాటులో ఉంటాయి.

32వ ఏజిఎం నోటీసు మరియు వార్షిక నివేదికను వాటాదారులందరికీ ఎలక్ట్రానిక్ రూపంలో పంపేందుకు, కంపెనీ యొక్క సభ్యులందరికీ విన్నవించుకొనునది ఏమనగాఎవరైతే తమ యొక్క మొబైల్ నెంబర్‌లను మరియు ఇ-మెయిల్ ఐడీలను రిజిస్టర్ చేసుకోలేదో వారంతా సంబంధిత డిపాజిటరీ పార్టిసిపెంట్స్ వద్ద రిజిస్టర్ చేసుకోవాలి. ఒకవేళ వాటాలు భౌతిక రూపంలో ఉన్నట్లయితే వారంతా కంపెనీ యొక్క షేర్ ట్రాన్స్‌ఫర్ ఏజెంట్ అనగా మెసర్స్ బిగ్ షేర్ సర్వీసెస్ ప్రయివేట్ లిమిటెడ్, 306, రైట్ వింగ్, 3వ అంతస్తు, అమృతా విల్లే, యశోధా ఆస్పత్రి ఎదురుగా సోమాజిగూడ, రాజ్‌భవన్ రోడ్డు, హైదరాబాద్-500 082, ఇండియా, ఇ-మెయిల్ ఐడి: bsshyd1@bigshareonline.com, www.bigshareonline.com ("ఆర్టీఏ") ఎలక్ట్రానిక్ మోడ్‌లో వెబ్‌లింక్: https://www.bigshareonline.com/InvestorRegistration.aspx వద్ద లాగిన్ క్రెడెన్షియల్స్‌ను సమర్పించి ఇ-మెయిల్ మరియు మొబైల్ నెంబర్‌ను అప్లోడ్ చేసే క్రమంలో పరిశీలించుకోవాలి. ఒకవేళ వాటాదారులంతా వారి యొక్క ఇ-మెయిల్ ఐడీలను మరియు మొబైల్ నెంబర్లను అప్‌డేట్ చేసే క్రమంలో ఏమైనా ఇబ్బందులు ఎదుర్కొన్నట్లయితే దయచేసి ఆర్టీఏ ఏజెంట్‌ను సంప్రదించాలి లేదా కంపెనీ యొక్క ఇ-మెయిల్ investors@vishnuchemicals.com వద్ద సంప్రదించాలి.

ఎలక్ట్రానిక్ రూపంలో కంపెనీలో వాటాలు కలిగివున్నవారంతా మరియు ఎవరైతే తమ యొక్క ఇ-మెయిల్ ఐడీలను మరియు మొబైల్ నెంబర్లను రిజిస్టర్ చేసుకోలేదో వారంతా సంబంధిత డిపాజిటరీ పార్టిసిపెంట్స్‌ను సంప్రదించాలి, కంపెనీ యొక్క 32వ వార్షిక సర్వసభ్య సమావేశానికి సంబంధించిన నోటీసు మరియు వార్షిక నివేదికను అందుకునేందుకు వీలుగా ఆర్టీఏను అప్డేటింగ్ చేయుటకు/మార్పులు చేయుటకు వీలుగా పాక్షికంగా ఇ-మెయిల్ ఐడీ మరియు ఫోన్ నెంబర్లను మార్చేందుకు వెబ్‌సైట్ లింక్‌ను ఏర్పాటు చేసింది.

వాటాదారులంతా ఎవరైతే తమ ఇ-మెయిల్ ఐడీలను మరియు మొబైల్ నెంబర్‌లను రిజిస్టర్ చేసుకోలేదో వారందరి యొక్క మొబైల్ నెంబర్లకు ఇ-మెయిల్ ఐడీల యొక్క అప్డేషన్‌కు సంబంధించిన లింక్‌ను మెసేజ్ రూపంలో పంపడం జరుగుతుంది.

వాటాదారులంతా ఎవరైతే వారి యొక్క బ్యాంక్ యొక్క వివరాలను నమోదు చేసుకోలేదో వారంతా బ్యాంక్ ఖాతాలో వారి యొక్క డివిడెండ్లను నేరుగా పొందేందుకు మరియు ఎలక్ట్రానిక్ క్లియరింగ్ సిస్టమ్స్ ప్రకారం లేదా ఇతర ఎలక్ట్రానిక్ విధానంలో అనుసరించుటకు కంపెనీ యొక్క వెబ్‌సైట్ https://www.vishnuchemicals.com/investors/ వద్ద సందర్శించి అనుసరించాల్సిన పద్ధతులను తెలుసుకోవాలని కోరడమైనది.

కంపెనీలో భౌతిక రూపంలో వాటాలున్న వారంతా లేదా సభ్యుల్లో ఎవరైతే తమ ఇ-మెయిల్ ఐడీలను నమోదు చేసుకోలేదో వారంతా రిమోట్ ఇ-ఓటింగ్ విధానం ద్వారా వారి యొక్క ఓటును ఏజిఎంలో నమోదు చేయవచ్చును, దీని కోసం సభ్యులకు సర్క్యులేట్ చేయబడు 32వ ఏజిఎం నోటీసులో పొందుపర్చిన వివరాలను క్షుణ్ణంగా పరిశీలించుకోవాలి. దీనికి సంబంధించిన వివరాలు కంపెనీ యొక్క వెబ్‌సైట్ వద్ద కూడా అందుబాటులో ఉన్నవి.

ప్రదేశం: హైదరాబాద్
తేది: 02 జులై, 2025

విష్ణు కెమికల్స్ లిమిటెడ్ కొరకు
సం/-
విభా షిండే
కంపెనీ సెక్రటరీ& కాంప్లియన్స్ ఆఫీసర్
M.No. FCS 8466

Dr.Reddy's

41వ ఏజిఎం ప్రకటన మరియు ఇ-ఓటింగ్ సమాచారం

ఇందుమూలంగా తెలియజేయునది ఏమనగా డాక్టర్ రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్ ("ది కంపెనీ") యొక్క 41వ వార్షిక సర్వసభ్య సమావేశం (AGM) గురువారం, జులై 24, 2025న ఉ॥11.00 గంటలకు (ఐఎస్‌టి) 41వ ఏజిఎం యొక్క నోటీసులో తెలిపిన వ్యాపారాన్ని నిర్వర్తించుటకు సెక్యూరిటీస్ మరియు ఎక్స్ఛేంజ్ బోర్డు ఆఫ్ ఇండియా (సెబీ) సర్క్యులర్ తేది అక్టోబర్, 2024 మరియు ఇందుకు సంబంధించిన జారీ చేయబడిన ఇతర సర్క్యులర్ల (ఇకమీదట ఉమ్మడిగా "సర్క్యులర్లు"గా వ్యవహరించబడతాయి)తో చదువుకొనే కార్పొరేట్ వ్యవహారాల మంత్రిత్వశాఖ (MCA) తేది: సెప్టెంబరు 19, 2024 చే జారీచేయబడిన సర్క్యులర్లతో చదువుకొనే సెబీ (లిస్టింగ్ ఆబ్లిగేషన్స్ మరియు డిస్‌క్లోజర్ రిక్వైర్‌మెంట్స్) రెగ్యులేషన్స్ 2015 ("సెబీ లిస్టింగ్ రెగ్యులేషన్స్"), కంపెనీల చట్టం, 2013 యొక్క ('ది చట్టం') మరియు అందులో పొందుపర్చబడిన రూల్స్ యొక్క నిబంధనలకు అనుగుణంగా వీడియో కాన్ఫరెన్సింగ్ (VC) / ఇతర ఆడియో విజువల్ పద్ధతులు (OAVM) ద్వారా జరుగుతుంది.

పైన తెలిపిన సర్క్యులర్స్‌కు అనుగుణంగా ఆర్థిక సంవత్సరం 2024-25 కొరకు కంపెనీ యొక్క సమగ్ర వార్షిక నివేదిక మరియు 41వ ఏజిఎం యొక్క ప్రకటన కంపెనీ / డిపాజిటరీ పార్టిసిపెంట్స్ (లు) /కంపెనీ యొక్క ఆర్‌టిఏ తో నమోదు చేసుకున్న ఇ-మెయిల్ చిరునామాలు గల సభ్యులందరికి సోమవారం, జూన్ 30, 2025న పంపించబడినది. వారి ఫోలియో నెంబరు / డిపి ఐడి మరియు క్లయింట్ ఐడి తెలుపుతూ shares@drreddys.com వద్ద తన కొరకు అభ్యర్థన పంపిన సభ్యులకు సమగ్ర వార్షిక నివేదిక యొక్క భౌతిక ప్రతిని కంపెనీ పంపిస్తుంది. సెబీ లిస్టింగ్ రెగ్యులేషన్ యొక్క రెగ్యులేషన్ 36 (1) (బి) నకు అనుగుణంగా కంపెనీ ఇ-మెయిల్ చిరునామా రిజిస్టర్ చేసుకొనని సభ్యులకు వెబ్‌సైట్‌పై అప్‌లోడ్ చేయబడిన వార్షిక నివేదిక యొక్క వెబ్‌లింక్ ఏర్పాటును కూడా లేఖ ద్వారా పంపించినది.

41వ ఏజిఎం యొక్క నోటీస్‌తో పాటు సమగ్ర వార్షిక నివేదిక కంపెనీ యొక్క వెబ్‌సైట్ https://www.drreddys.com/investor#reports-and-filing#annual-report, ఎన్ఎస్‌డిఎల్ వెబ్‌సైట్ www.evoting.nsdl.com మరియు స్టాక్ ఎక్స్ఛేంజ్ వెబ్‌సైట్ www.bseindia.com మరియు www.nseindia.com పై అందుబాటులో ఉంది.

భౌతిక రూపంలో వాటాలు కలిగి ఉండి కంపెనీలతో వారి ఇ-మెయిల్ చిరునామాలను అప్‌గ్రేడ్ చేసుకొనని సభ్యులు shares@drreddys.com వద్ద వ్రాయుట ద్వారా దానిని అప్‌డేట్ చేసుకొనవలసినదిగా అభ్యర్థించడమైనది. డిమెటీరియలైజ్ వాటాలు కలిగి ఉన్న సభ్యులు వారి సంబంధిత డిపిలతో వారి ఇ-మెయిల్ చిరునామాలను నమోదు చేసుకోవలసినది / అప్‌డేట్ చేసుకొనవలసినదిగా అభ్యర్థించడమైనది.

సభ్యులు విసి/ఓఎవిఎం సదుపాయం ద్వారా మాత్రమే ఏజిఎంలో పాల్గొనవచ్చును మరియు హాజరు కావచ్చును మరియు కంపెనీల చట్టం, 2013 యొక్క సెక్షన్ 103 క్రింద కోరం లెక్కించు నిమిత్తం వారి హాజరు లెక్కించబడుతుంది.

ఏజిఎం సమయంలో మరియు ముందు రిమోట్ ఇ-ఓటింగ్ కొరకు సూచనలు.

కంపెనీల చట్టం, 2013 యొక్క సెక్షన్ 108, సవరించిన విధంగా కంపెనీల (మేనేజ్‌మెంట్ మరియు అడ్మినిస్ట్రేషన్) యొక్క రూల్ 20 మరియు సెబీ లిస్టింగ్ రెగ్యులేషన్ యొక్క రెగ్యులేషన్ 44 యొక్క నిబంధనలకు అనుగుణంగా 41వ ఏజిఎం ఏర్పాటు నోటీసులో తెల్పిన అన్ని తీర్మానములపై ఏజిఎం సమయంలో రిమోట్ ఇఓటింగ్ మరియు ఏజిఎంకు ముందు వారి ఓటు వేయుటకు సభ్యులందరికి రిమోట్ ఇ-ఓటింగ్ సదుపాయం ఏర్పాటు చేయుటకు కంపెనీ సంతసించుచున్నది. ఎన్ఎస్‌డిఎల్ యొక్క ఎలక్ట్రానిక్ ఓటింగ్ సిస్టం (రిమోట్ ఇ-ఓటింగ్) ద్వారా ఎలక్ట్రానిక్ పద్ధతితో సభ్యులు వారి ఓటు వేయుటకు ఎలక్ట్రానిక్ పద్ధతుల ద్వారా ఇ-ఓటింగ్ సదుపాయమును ఏర్పాటు చేయుటకు నేషనల్ సెక్యూరిటీస్ డిపాజిటరీ లిమిటెడ్ (ఎన్ఎస్‌డిఎల్)ను కంపెనీ నియమించినది.

సభ్యులు అందరికి తెలియజేయునది ఏమనగా:

1 41వ ఏజిఎం యొక్క నోటీసులో పేర్కొనబడిన విధంగా సాధారణ మరియు ప్రత్యేక వ్యాపారాన్ని ఎలక్ట్రానిక్ పద్ధతి ద్వారా ఓటింగ్ నిర్వహించవచ్చును.

2 రిమోట్ ఇ-ఓటింగ్ ద్వారా లేదా ఏజిఎం వద్ద ఇ-ఓటింగ్ సిస్టం ద్వారా ఓటు వేయుటకు అర్హతను నిర్ధారించుటకు కటాఫ్ తేది గురువారం జులై 17, 2025, కటాఫ్ తేదీ నాటికి డిపాజిటరీచే నిర్వహించబడు బెనిఫిషియల్ స్వంతదారుల రిజిస్టర్‌లో లేదా సభ్యుల రిజిస్టర్‌లో నమోదు కాబడిన పేరు గల వ్యక్తి లేదా జులై 24, 2025న ఏజిఎం సమయములో ఇ-ఓటింగ్ సిస్టం లేదా రిమోట్ ఇ-ఓటింగ్ సదుపాయం పొందుటకు అర్హులు.

3 రిమోట్ ఇ-ఓటింగ్ ఆదివారం జులై 20, 2025న ఉ.9.00 గం.లు (ఐఎస్‌టి) న ప్రారంభమై బుధవారం జులై 23, 2025న సా.5.00 గం.లు (ఐఎస్‌టి) వద్ద ముగియును.

4 ఓటింగ్ కొరకు పైన పేర్కొనబడిన తేదీ మరియు సమయం తరువాత ఎన్ఎస్‌డిఎల్ చే రిమోట్ ఇ-ఓటింగ్ మాడ్యూల్ పనిచేయదు మరియు పేర్కొనబడిన కాల వ్యవధి తరువాత రిమోట్ ఇ-ఓటింగ్ అనుమతించబడదు.

5. జులై 24, 2025న 41వ ఏజిఎం సమయంలో కూడా ఇ-ఓటింగ్ సదుపాయం ఉంటుంది. VC / OAVM ద్వారా ఏజిఎం వద్ద హాజరైన సభ్యులు, రిమోట్ ఇ-ఓటింగ్ ద్వారా వారి ఓటు వేయని వారు మరియు మరేవిధంగానైనా ఓటింగ్ చేయుటకు అనుమతి లేని వారు గురువారం జులై 24, 2025న ఏజిఎం సమయంలో ఇ-ఓటింగ్ సిస్టం ద్వారా ఓటు చేయుటకు అర్హత కలిగి ఉంటారు.

6. సభ్యులచే ఒక తీర్మానంపై ఓటు వేసిన తరువాత, తదుపరి మార్పుటకు సభ్యులకు అనుమతించబడదు.

7. ఏజిఎంకు ముందు రిమోట్ ఇ-ఓటింగ్ ద్వారా వారి ఓటును వేసిన సభ్యులు కూడా ఏజిఎంకు హాజరు కావచ్చు అయితే తిరిగి వారి ఓటును వేయుటకు అనుమతించబడరు;

8. 41వ ఏజిఎం యొక్క నోటీసు పంపిణీ చేసిన పిమ్మట కంపెనీ యొక్క సభ్యుడు ఉన్న మరియు కంపెనీ యొక్క వాటాలు పొందిన మరియు కటాఫ్ తేది గురువారం జులై 17, 2025 నాటికి వాటాలు కలిగిన ఏ వ్యక్తి అయినా evoting@nsdl.co.in వద్ద అభ్యర్థన పంపడం ద్వారా లాగిన్ ఐడి మరియు పాస్‌వర్డ్ పొందవచ్చును. అయితే, ఎవరేని వ్యక్తి ఇ-ఓటింగ్ కొరకు ఇదివరకే ఎన్ఎస్‌డిఎల్‌తో నమోదై ఉన్న ఎడల ఓటు వేయుటకు ప్రస్తుతమున్న యూజర్ ఐడి మరియు పాస్‌వర్డ్‌ను ఉపయోగించవచ్చును. సభ్యుడు ఎన్ఎస్‌డిఎల్ ఇ-ఓటింగ్ సిస్టం పై ఓట్లు వేయుట కొరకు వన్ టైమ్ పాస్‌వర్డ్ (ఓటిపి) ఆధారిత లాగిన్ ఉపయోగించుకొనవచ్చును

9. 41వ ఏజిఎంలో పాల్గొనుట కొరకు సూచనలు మరియు డి మ్యాట్ రూపంలో, భౌతిక రూపంలో వాటాలు కలిగి ఉన్న సభ్యులు మరియు / లేదా వారి ఇ-మెయిల్ చిరునామాలను నమోదు చేసుకొనని సభ్యుల కొరకు రిమోట్ ఇ-ఓటింగ్ కొరకు ప్రక్రియ 41వ ఏజిఎం యొక్క నోటీసులో ఇవ్వబడినది. ఈ వివరాలు www.drreddys.com వద్ద కంపెనీ యొక్క వెబ్‌సైట్‌పై కూడా అందుబాటులో ఉన్నవి; మరియు

10. ఇ-మెయిల్ చిరునామాలు ఇంకనూ నమోదు చేసుకొనని సభ్యులు రిజిస్ట్రేషన్ కొరకు వారి ఫోలియో నెంబరు / డిపి ఐడి, క్లయింట్ ఐడి మరియు చెల్లుబాటు అయ్యే ఇ-మెయిల్ చిరునామాతో పాటు https://www.drreddys.com/investor#investor-services#shareholder-information లేదా వారి డిపాజిటరీస్ పార్టిసిపెంట్‌తో లేదా shares@drreddys.com వద్ద వారి అభిప్రాయములను పంపించుట ద్వారా వారి ఇ-మెయిల్ చిరునామాలను నమోదు చేసుకొనవలసినదిగా అభ్యర్థించడమైనది.

సజావుగా మరియు పారదర్శక పద్ధతిన ఏజిఎం సమయమున ఇ-ఓటింగ్ ప్రక్రియ మరియు ఏజిఎంనకు ముందు రిమోట్ ఇ-ఓటింగ్‌ను పరిశీలించుటకు పరిశీలకునిగా Mr. Atul Mehta (Membership No.F5782 and COP No.2486) అతను విఫలమైతే Ms.Alifya Sapatwala (Membership No. A24091 and COP No. 24895) పార్టనర్, మెస్సర్స్ మెహతా & మెహతా, కంపెనీ సెక్రటరీ వారిని కంపెనీ నియమించింది.

ఫలితాలు వర్తించు చట్టం క్రింద నిర్దేశిత సమయంలోపల సమావేశం ముగిసిన తరువాత 2 పని దినముల లోపల ప్రకటించబడుతుంది. పరిశీలకుని నివేదికతో పాటు వర్తించబడు ఫలితాలు బిఎస్ఇ మరియు ఎన్ఎస్ఇతో సమర్పించబడతాయి, www.drreddys.com వద్ద కంపెనీ యొక్క వెబ్‌సైట్‌పై అప్‌లోడ్ చేయబడతాయి.

ఇ-ఓటింగ్ ప్రక్రియకు సంబంధించి ఏవేని విచారణలు లేదా సమస్యలు ఉంటే, సభ్యులు www.evoting.nsdl.com యొక్క డౌన్‌లోడ్స్ సెక్షన్ వద్ద లభించు సభ్యులు కొరకు తరచుగా అడగబడే ప్రశ్నలు (ఎఫ్ఏక్యూలు) చూడవచ్చును మరియు సభ్యుల కొరకు ఇ-ఓటింగ్ యూజర్ మాన్యువల్‌ను చూడవచ్చును లేదా డిజిగ్నేటెడ్ ఇ-మెయిల్ చిరునామాలు evoting@nsdl.co.in లేదా amitv@nsdl.co.in లేదా pallavid@nsdl.co.in లేదా ఫోన్ నెం.లు +91-22-48867000 మరియు +91-22-24997000 వద్ద శ్రీ అమిత్ విశాల్, డిప్యూటీ వైస్ ప్రెసిడెంట్ లేదా కుమారి పల్లవి మాత్రే, సీనియర్ మేనేజర్, నేషనల్ సెక్యూరిటీస్ డిపాజిటరీ లిమిటెడ్, ట్రేడ్ వరల్డ్, "ఎ" వింగ్, 4వ అంతస్తు, కమలా మిల్స్ కాంపౌండ్, సేనాపతి బాపట్ మార్గ్, లోయర్ పరెల్, ముంబై-400 013 వారిని సంప్రదించవచ్చును. వీరు ఎలక్ట్రానిక్ పద్ధతి ద్వారా ఓటింగ్‌కు సంబంధించిన సమస్యలను కూడా పరిష్కరిస్తారు మరియు ఏజిఎంలో పాల్గొనుటకు సాంకేతిక సహాయాన్ని అందిస్తారు. సభ్యులు shares@drreddys.com వద్ద కంపెనీకి కూడా వ్రాయవచ్చును.

ప్రదేశం: హైదరాబాద్
తేదీ : 01-07-2025

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